Accend Media
                  8275 S. Eastern Avenue, Suite 200-306
                          Las Vegas, NV  89123
                         Phone:  (702) 332-9888

May 20, 2011

Via EDGAR and Overnight Mail
----------------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Ajay Koduri, Staff Attorney
            Fax Number: 703.813.6986

       Re:  Ascend Media
            Registration Statement on Form S-1
            Filed April 29, 2011
            File No. 333-173814

Dear Mr. Koduri:

On behalf of Accend Media (the "Company"), this letter responds to your May 19, 2011 comment letter, concerning our above referenced filings.
We have replied below on a comment-by-comment basis, with each response following a repetition of the Staff's comment to which it applies. We are sending you a marked copy of our revisions to the Registration Statement with the EDGAR correspondence and via overnight mail. The responses to the comments are numbered to relate to the corresponding comments in your letter.


General
-------

1. Please revise to disclose on the cover page and in the prospectus summary that you are a shell company as defined under Rule 405 of the Securities Act. Throughout your prospectus, discuss the challenges and risks of being a shell company. For example, include a risk factor highlighting the unavailability of Rule 144 for resales of your company's securities. Further, revise the disclosure in the fifth paragraph on page 24 to be consistent with this comment.

Response: We have revised the disclosure on the cover page and in the prospectus summary that we are a shell company, and we added discussion under "Description of Securities." We have added discussion of the challenges and risks of being a shell company and we added an appropriate risk factor (See first Risk Factor under "Risks Relating to our Common Stock." Finally, we revised the disclosure in the fifth paragraph on page 24.


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2. Because you are a shell company, your selling shareholders are deemed to be underwriters in connection with their resales.  See SEC Release 33-8869
(2007). The Release makes clear that Rule 144 is not available for the resale of securities issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in a shell company's securities. Please revise to name the selling shareholders as underwriters. You must also fix the price for the entire duration of the offering because the offering is deemed to be on behalf of the company, and the company is not eligible to conduct an at-the-market offering.

Response: We have revised the registration statement to name the selling shareholders as underwriters and we fixed the price for the entire duration of the offering.


Prospectus Summary, page 3
--------------------------

3. Provide a brief description of your business in this section.

Response: We have added a brief description of our business in the prospectus summary.


Risk Factors, page 7
--------------------

We will incur significant costs to be a public company.... page 8
-----------------------------------------------------------------

4. Revise to state your estimated annual costs associated with being a public reporting company.

Response: We have revised this risk factor to state our estimated annual costs associated with being a public reporting company.


Plan of Distribution, page 17
-----------------------------

5. As noted above in comment one, please state the selling stockholders are underwriters and fix the price of the offering for its entire duration.

Response: We have updated the registration statement to state the selling stockholders are underwriters and we fixed the price of the offering for its entire duration.

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Description of Business, page 21
--------------------------------

6. Please provide the disclosure required by Item 101 (h)(4)(ix) of Regulation S-K regarding the effect of existing or probable governmental regulations on your business.

Response: We have provided the disclosure required by Item 101 (h)(4)(ix) of Regulation S-K regarding the effect of existing or probable governmental regulations on our business.


Executive Compensation, page 30
-------------------------------

7. Please make clear that Scott Gerardi, as the sole director, may determine his own compensation as the sole officer of the company.

Response: We revised the Registration Statement to make it clear that Scott Gerardi may determine his own compensation as the sole officer of the company.


8. Please provide the disclosure required by Items 404 and 407(a) of Regulation S-K regarding related party transactions and corporate governance, respectively.

Response: We have included the disclosure required by Items 404 and 407(a) of Regulation S-K regarding related party transactions and corporate governance, respectively.


Exhibits
--------

9. Please revise your legal opinion to state whether the shares held by the selling shareholders currently are duly authorized, validly issued, and fully paid and non-assessable. If the securities have already been issued to your selling shareholders, it is not clear why you cannot opine now that the securities have been validly issued, fully paid and non-assessable.

Response: We have asked our corporate counsel to revise his legal opinion accordingly. The updated legal opinion is has been included in the amended registration statement.



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Mr. Koduri, we hope our responses satisfactorily address your comments.
Further, on behalf of the company, we acknowledge that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


If you have any questions with respect to the foregoing, please contact, Thomas C. Cook, Esq. our corporate counsel at: (702) 221-1952.


Respectfully submitted,

Accend Media


By:  /s/  Scott Gerardi
---------------------------------
          Scott Gerardi
          Chief Executive Office


cc:  Thomas C. Cook, Esq.



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